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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           BEVERLY HILLS BANCORP INC.
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    087866109
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                                 (CUSIP NUMBER)


           Ezri Namvar                                  copy to:
        Wilshire 19, LLC                          Barbara Polsky, Esq.
12121 Wilshire Blvd., Suite 1400             Manatt, Phelps & Phillips, LLP
      Los Angeles, CA 90025                    11355 W. Olympic Boulevard
         (310) 207-1000                      Los Angeles, California 90064
                                                     (310) 312-4000



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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 15, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 087866109


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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Wilshire 19, LLC  (FEIN:  95-7010131)
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO(1)
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
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6.   Citizenship or Place of Organization

     California
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                7.   Sole Voting Power
  Number of          -0-
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power
  Owned by           1,288,800
    Each        ----------------------------------------------------------------
 Reporting      9.   Sole Dispositive Power
   Person            -0-
    With        ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     1,288,800
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,288,800
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
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13.  Percent of Class Represented by Amount in Row (11)

     6.9%(2)
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14.  Type of Reporting Person (See Instructions)

     OO
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(1)     Capital contributed by members of Wilshire 19, LLC

(2) Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.'s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.


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
CUSIP No. 087866109


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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Namco Financial, Inc.  (FEIN: 95-3838191)
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO(1)
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
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                7.   Sole Voting Power
  Number of          -0-
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power
  Owned by           1,288,800
    Each        ----------------------------------------------------------------
 Reporting      9.   Sole Dispositive Power
   Person            -0-
    With        ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     1,288,800
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,288,800
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.9%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
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(1)     Capital contributed my member of Wilshire 19, LLC.

(2) Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.'s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.



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

CUSIP No. 087866109


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Ezri Namvar
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]
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3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO(1)
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
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6.   Citizenship or Place of Organization

     United States
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                7.   Sole Voting Power
  Number of          -0-
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power
  Owned by           1,288,800
    Each        ----------------------------------------------------------------
 Reporting      9.   Sole Dispositive Power
   Person            -0-
    With        ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     1,288,800
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person


--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.9%(2)
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14.  Type of Reporting Person (See Instructions)

     IN
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(1)     Capital contributed by members of Wilshire 19, LLC.

(2) Percentage calculated on the basis of 18,718,166 shares of common stock issued and outstanding on October 31, 2006, as set forth in Beverly Hills Bancorp Inc.'s Form 10-Q filed on November 7, 2006, for the period ending October 31, 2006.



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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the "COMMON STOCK"), of Beverly Hills Bancorp Inc., a Delaware corporation (the "ISSUER"). The address of the Issuer's principal executive offices is 23891 Calabasas Road, Suite 1050, Calabasas, California 91302.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This Schedule 13D is filed by: (i) Wilshire 19, LLC, a California limited liability company (the "COMPANY"), with respect to shares of Common Stock beneficially owned by it; (ii) Namco Financial, Inc., a California corporation (the "MANAGER"), with respect to shares of Common Stock beneficially owned by it; and (iii) Ezri Namvar, an individual ("NAMVAR"), with respect to shares of Common Stock beneficially owned by him. The Manager is the sole manager of the Company. Namvar is the President and sole stockholder of Manager. The Company, the Manager, and Namvar are sometimes collectively referred to throughout this Schedule 13D as the "REPORTING PERSONS."

        (b) The address of each of the Reporting Persons is 12121 Wilshire Blvd., Suite 1400, Los Angeles, California 90025.

        (c) The Company is engaged in the business of investment management. The Manager is engaged in the business of investment management. Namvar's present principal occupation is a private investor - real estate and lending.

        (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Company is a California limited liability company. The Manager is a California corporation. Namvar is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate consideration paid by the Company for the purchase of the 400,000 shares of Common Stock was $3,200,000, which was funded by contributions from the Company's members.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Persons acquired the shares of Common Stock for investment purposes and do not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Persons or their affiliates may, from time to time, acquire additional shares of Common Stock or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. The Reporting Persons and their affiliates, have engaged, and may, from time to time engage, in arms'-length discussions with unaffiliated third parties to purchase additional shares of the Issuer's Common Stock. At this time, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) with any third parties regarding the purchase additional shares of the Issuer's Common Stock. In certain circumstances, the purchase of additional shares of Common Stock of the Issuer by the Reporting Persons or their affiliates may require prior regulatory approvals pursuant to applicable banking laws and regulations. Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals, or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this
Schedule 13D. The Reporting Persons collectively beneficially own an aggregate of 1,288,800 shares of Common Stock, constituting approximately 6.9% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer's Form 10-Q for the quarter ended October 31, 2006.

(c) Other than as described in Item 4 above, none of the Reporting Persons have engaged in any transactions in the Common Stock during the period beginning 60 days prior to the date on which the Reporting Persons acquired beneficial ownership of more than 5% of the Common Stock of the Issuer and ending on the date of this Schedule 13D.



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(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer of voting or any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2006


                                       Wilshire 19, LLC

                                       By: Namco Financial, Inc., its Manager

                                       /s/ Ezri Namvar
                                       -----------------------------------------
                                       Ezri Namvar, President


                                       Namco Financial, Inc.

                                       s/ Ezri Namvar
                                       -----------------------------------------
                                       Ezri Namvar, President



                                       s/ Ezri Namvar
                                       -----------------------------------------
                                       Ezri Namvar



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